UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38764

Aptorum Group Limited

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Aptorum Group Limited (the “Company”) is furnishing this Form 6-K to provide six-months interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-235819) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

Exhibits.

The following exhibits are attached.

Exhibit	Description
99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2020 and for the Six Months Ended June 30, 2020 and 2019
99.2	Operating and Financial Review and Prospects in Connection with the Interim Consolidated Financial Statements for the Six Months Ended June 30, 2020 and 2019
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2020

Aptorum Group Limited

By:	/s/ Sabrina Khan
Sabrina Khan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2020 and for the Six Months Ended June 30, 2020 and 2019
99.2	Operating and Financial Review and Prospects in Connection with the Interim Consolidated Financial Statements for the Six Months Ended June 30, 2020 and 2019
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

3